EXHIBIT 12.1

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	2017	2016	2015	2014		2013
Earnings:
Income/(loss) from continuing operations	$89,251	$109,529	$105,482	$16,260		$2,340
Add (from continuing operations):
Interest on indebtedness (a)	128,711	123,031	121,875	130,262		125,905
Portion of rents representative of the interest factor	2,154	1,923	1,922	2,224		2,163
Amortization of capitalized interest	5,343	4,599	4,112	3,711		3,374
Total earnings	$225,459	$239,082	$233,391	$152,457		$133,782

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$128,711	$123,031	$121,875	$130,262		$125,905
Interest capitalized	18,635	16,482	16,105	20,249		29,384
Portion of rents representative of the interest factor	2,154	1,923	1,922	2,224		2,163
Fixed charges	$149,500	$141,436	$139,902	$152,735		$157,452

Add:
Preferred stock dividends	3,708	3,717	3,722	3,724		3,724
Combined fixed charges and preferred stock dividends	$153,208	$145,153	$143,624	$156,459		$161,176

Ratio of earnings to fixed charges	1.51	1.69	1.67	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.47	1.65	1.63	—	(c)	—	(c)

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b)

The ratio was less than 1:1 for the years ended December 31, 2014 and 2013 as earnings were inadequate to cover fixed charges by deficiencies of approximately $0.3 million and $23.7 million, respectively.

(c)

The ratio was less than 1:1 for the years ended December 31, 2014 and 2013 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $4.0 million and $27.4 million, respectively.